CONSENT OF GEOSTAT SYSTEMS INTERNATIONAL INC.

British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Autorite des marches financiers du Quebec
U.S. Securities and Exchange Commission
Toronto Stock Exchange
American Stock Exchange

Re: Aurizon Mines Ltd.

Subject: Aurizon Mines Ltd.’s Annual Information Form for the Fiscal Year Ended December 31, 2007 (the “AIF”) and its Annual Report on Form 40-F for the Fiscal Year Ended December 31, 2007 (the “Form 40-F”)

I, Claude Duplessis, do hereby confirm that I am the qualified person under National Instrument 43-101 co-author responsible for the preparation of the technical report resource modeling & estimation update Joanna Gold deposit prepared for Aurizon Mines Ltd. dated October 26th, 2007 (the “Technical Report”).

I consent to the filing of the written disclosure of the Technical Report and extracts from, or summary of the Technical Report in Aurizon Mines Ltd.’s Annual Information Form for the fiscal year ended December 31, 2007 dated March 31st, 2008 (the "Annual Information Form"), and to the public filings of Aurizon Mines Ltd.’s Annual Information Form and Annual Report on Form 40-F for the fiscal year ended December 31, 2007.

I also certify that I have read the Annual Information Form and that it fairly and accurately represents the information in the Technical Report. I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the Annual Information Form contains any misrepresentation of the information contained in the Technical Report.

Signed at Blainville, Quebec this 31st day of March, 2008

______________________ Claude Duplessis P.Eng.

10 boulevard de la Seigneurie Est #203, Blainville Qc, Canada J7C 3V5, Tel: 450 433-1050

CONSENT OF GEOSTAT SYSTEMS INTERNATIONAL INC.

British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Autorite des marches financiers du Quebec
U.S. Securities and Exchange Commission
Toronto Stock Exchange
American Stock Exchange

Re: Aurizon Mines Ltd.

Subject: Aurizon Mines Ltd.’s Annual Information Form for the Fiscal Year Ended December 31, 2007 (the “AIF”) and its Annual Report on Form 40-F for the Fiscal Year Ended December 31, 2007 (the “Form 40-F”)

I, Michel Dagbert, do hereby confirm that I am the qualified person under National Instrument 43-101 co-author responsible for the preparation of the technical report resource modeling & estimation update Joanna Gold deposit prepared for Aurizon Mines Ltd. dated October 26th, 2007 (the “Technical Report”).

I consent to the filing of the written disclosure of the Technical Report and extracts from, or summary of the Technical Report in Aurizon Mines Ltd.’s Annual Information Form for the fiscal year ended December 31, 2007 dated March 31st, 2008 (the "Annual Information Form"), and to the public filings of Aurizon Mines Ltd.’s Annual Information Form and Annual Report on Form 40-F for the fiscal year ended December 31, 2007.

I also certify that I have read the Annual Information Form and that it fairly and accurately represents the information in the Technical Report. I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the Annual Information Form contains any misrepresentation of the information contained in the Technical Report.

Signed at Blainville, Quebec this 31st day of March, 2008

_________________________ Michel Dagbert P.Eng.

10 boulevard de la Seigneurie Est #203, Blainville Qc, Canada J7C 3V5, Tel: 450 433-1050